Exhibit 2

North American Palladium Ltd.

Management’s Responsibility

for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada

February 18, 2015

Phil du Toit	Dave Langille

CEO	CFO

2014 Annual Report

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of North American Palladium Ltd.

We have audited the accompanying consolidated financial statements of North American Palladium Ltd., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Palladium Ltd. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants
February 18, 2015
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

2014 Annual Report

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

	Notes	December 31 2014	December 31 2013
ASSETS
Current Assets
Cash and cash equivalents		$4.1	$9.8
Accounts receivable	5	75.4	38.6
Inventories	6	14.9	14.2
Other assets	7	3.6	7.0

Total Current Assets		98.0	69.6

Non-current Assets
Mining interests	8	452.8	456.2

Total Non-current Assets		452.8	456.2

Total Assets		$550.8	$525.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$28.8	$48.8
Credit facility	10	36.8	17.8
Current portion of obligations under finance leases	11	4.6	3.0
Current portion of long-term debt	12	7.3	173.7
Current derivative liability	12	—	0.5

Total Current Liabilities		77.5	243.8

Non-current Liabilities
Income taxes payable		0.1	1.3
Asset retirement obligations	9	15.8	13.6
Obligations under finance leases	11	14.2	8.7
Long-term debt	12	218.8	35.9

Total Non-current Liabilities		248.9	59.5

Shareholders’ Equity
Common share capital and purchase warrants	14	866.4	798.4
Stock options and related surplus		9.7	9.1
Equity component of convertible debentures, net of issue costs	12	6.9	6.9
Contributed surplus		8.9	8.9
Deficit		(667.5)	(600.8)

Total Shareholders’ Equity		224.4	222.5

Total Liabilities and Shareholders’ Equity		$550.8	$525.8

Commitments and contingencies – Notes 17 and 20

Subsequent event – Note 23

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

Robert J. Quinn, Director	Greg Van Staveren, Director

2014 Annual Report

North American Palladium Ltd.

Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

	Notes	2014	2013
Revenue	18	$220.1	$153.2

Mining operating expenses
Production costs		130.7	107.5
Smelting, refining and freight costs		19.0	14.0
Royalty expense		9.1	6.5
Depreciation and amortization		37.7	25.5
Inventory pricing adjustment	6	—	0.7
Loss on disposal of equipment		1.7	1.1
Other		—	(1.3)

Total mining operating expenses		198.2	154.0

Income (loss) from mining operations		21.9	(0.8)

Other expenses
Exploration		8.3	12.3
General and administration		9.6	10.8
Interest and other income	19	(4.7)	(2.0)
Interest expense and other costs	19	49.6	6.9
Financing costs		7.5	3.7
Loss on extinguishment of long-term debt	12	—	11.0
Foreign exchange loss		18.3	7.4

Total other expenses		88.6	50.1

Loss from continuing operations before taxes		(66.7)	(50.9)
Income tax recovery	21	—	2.2

Loss and comprehensive loss from continuing operations for the year		$(66.7)	$(48.7)
Income and comprehensive income from discontinued operations for the year	4	—	2.5

Loss and comprehensive loss for the year		$(66.7)	$(46.2)

Loss per share
Basic and Diluted	14(e)	$(0.20)	$(0.25)

Loss from continuing operations per share
Basic and Diluted		$(0.20)	$(0.26)

Income from discontinued operations per share
Basic and Diluted		—	$0.01

Weighted average number of shares outstanding
Basic	14(e)	338,818,180	187,150,369
Diluted	14(e)	339,344,513	187,176,329

See accompanying notes to the consolidated financial statements

2014 Annual Report

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

	Notes	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the year		$(66.7)	$(48.7)
Operating items not involving cash
Depreciation and amortization		37.7	25.5
Inventory pricing adjustment	6	—	0.7
Accretion expense	19	3.2	3.6
Loss on extinguishment of long-term debt		—	11.0
Share-based compensation and employee benefits	14(g)	2.0	1.4
Unrealized foreign exchange loss		15.7	7.0
Loss on disposal of equipment		1.7	1.1
Interest expense and other		40.6	1.4
Financing costs		7.5	3.7

		41.7	6.7
Changes in non-cash working capital	22	(53.2)	(0.2)

		(11.5)	6.5

Financing Activities
Issuance of common shares and warrants, net of issue costs	14(c)	—	18.9
Issuance of convertible debentures, net of issue costs	12	61.2	—
Credit facility	10	15.9	0.2
Repayment of senior secured notes	12	—	(79.2)
Settlement of palladium warrants	12	(1.1)	(1.7)
Net proceeds of senior secured term loan	12	—	147.8
Repayment of obligations under finance leases	11	(3.4)	(2.9)
Interest paid		(41.4)	(8.4)
Other		(1.8)	(3.4)

		29.4	71.3

Investing Activities
Additions to mining interests, net	8	(23.8)	(109.5)
Proceeds on disposal of mining interests, net		0.2	1.2

		(23.6)	(108.3)

Decrease in cash from continuing operations		(5.7)	(30.5)
Net cash provided by discontinued operations	4	—	20.1

Decrease in cash		(5.7)	(10.4)
Cash and cash equivalents, beginning of year		9.8	20.2

Cash and cash equivalents, end of year		$4.1	$9.8

Cash and cash equivalents consisting of:
Cash		$4.1	$9.8

Foreign exchange included in cash balance		$0.3	$0.3

See accompanying notes to the consolidated financial statements

2014 Annual Report

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity

(expressed in millions of Canadian dollars, except share amounts)

	Notes	Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity

Balance, January 1, 2013		177,127,833	$776.6	$9.1	$6.9	$8.9	$(554.6)	$246.9

Common shares issued:
Settlement of obligation relating to production targets	14(h)	709,220	1.0	—	—	—	—	1.0
Settlement of NAP Quebec disposal costs	4	203,800	0.3	—	—	—	—	0.3
Private placement of flow-through shares, net of issue costs	14(c)	17,258,337	19.0	—	—	—	—	19.0
Premium on issuance of flow-through shares		—	(0.5)	—	—	—	—	(0.5)

Warrants:
Palladium warrants exercised	12	574,738	0.6	—	—	—	—	0.6

Stock based compensation:
Stock-based compensation	14(b)	1,235,996	1.4	—	—	—	—	1.4
Net loss and comprehensive loss for the year ended December 31, 2013		—	—	—	—	—	(46.2)	(46.2)

Balance, December 31, 2013		197,109,924	$798.4	$9.1	$6.9	$8.9	$(600.8)	$222.5

Common shares issued:
Pursuant to conversion of convertible debentures (Tranche 1)	12	76,407,816	30.9	—	—	—	—	30.9
Pursuant to conversion of convertible debentures (Tranche 2)	12	108,972,404	35.7	—	—	—	—	35.7

Stock based compensation:
Stock-based compensation	14(b)(d)	4,024,633	1.4	0.6	—	—	—	2.0
Net loss and comprehensive loss for the year ended December 31, 2014		—	—	—	—	—	(66.7)	(66.7)

Balance, December 31, 2014		386,514,777	$866.4	$9.7	$6.9	$8.9	$(667.5)	$224.4

See accompanying notes to the consolidated financial statements

2014 Annual Report

North American Palladium Ltd.

Notes to the Consolidated Financial Statements

(expressed in millions of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company has transitioned the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The Company also previously held 100% ownership of NAP Quebec Mines Ltd. (“NAP Quebec”), and on March 22, 2013, the Company completed the sale of NAP Quebec resulting in the disposition of all gold division assets. Refer to note 4.

The consolidated financial statements for the Company include the Company and its subsidiary (collectively referred to as the “Company”).

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 1, Presentation of Financial Statements.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 18, 2015.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency. All financial information is expressed in millions of Canadian dollars, except share and per share amounts.

2014 Annual Report

North American Palladium Ltd.

Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

(a)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 9 – Asset retirement obligations and reclamation deposits

(b)	Key estimates and assumptions

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

(i)	The Company’s estimates of recoverable amounts of mining interests may be affected due to changes in estimated future cash flows;

(ii)

Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(iii)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(iv)	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions is included in the following note:

Note 5 – Accounts receivable

2014 Annual Report

North American Palladium Ltd.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all Company’s entities for all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of Consolidation

These consolidated financial statements include the accounts of NAP and its wholly-owned subsidiary.

(a)	Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those directly associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

(b)	Subsidiaries

Subsidiaries are entities controlled by NAP. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized income and expenses arising from inter-company transactions are eliminated in preparing the consolidated financial statements.

Foreign Currency Translations

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

Financial Instruments

(a)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial instruments are measured on initial recognition at fair value plus, in the case of instruments other than those classified as “fair value through profit and loss”, directly attributable transaction costs.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables.

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. These financial instruments are measured at fair value, and changes therein are recognized in the Consolidated Statements of Operations and Comprehensive Loss. The Company’s accounts receivable from the sale of palladium and by-product metals from the LDI mine primarily represent the material financial instruments which have been recorded at fair value through profit or loss (see note 5).

2014 Annual Report

North American Palladium Ltd.

Financial assets classified as loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method, less any impairment losses. The Company’s loan and receivables are included in other assets (see note 7). Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

(b)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: long-term debt, finance leases, loans and borrowings, bank overdrafts, credit facilities, and trade and other payables.

Such financial liabilities are designated initially at fair value through profit or loss, and recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are designated at amortized cost and are measured at amortized cost using the effective interest method.

(c)	Derivative financial instruments

The Company holds derivative financial instruments to minimize its foreign currency and market price exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value and any associated transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Inventories

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the depreciation of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Supplies inventory is valued at the lower of average cost and net realizable value.

Gold inventory relating to discontinued operations was comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

2014 Annual Report

North American Palladium Ltd.

Mining Interests

Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Where funds used to finance a major project form part of general borrowings, the Company capitalizes interest on those borrowings proportionate to the project funds used.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components of property, plant and equipment.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period. Similarly, if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made. No amortization is provided in respect of mine development expenditures until commencement of commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

(b)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized at the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(c)	Depreciation and amortization

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

2014 Annual Report

North American Palladium Ltd.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Discontinued operations and assets held for sale

A non-current asset (or disposal group) is reclassified as held for sale and reclassified to current assets if the Company expects that its carrying value will be recovered principally through a sale transaction and not through its continued use provided that the asset (or disposal group) is available for immediate sale in its present condition and realization of its sale is highly probable. A high probability of sale is considered to exist when the Company is committed to a plan to sell the asset (or disposal group), has undertaken an active program to actively market the asset (or disposal group) and locate a buyer at a price reasonable in relation to fair value of the asset (or disposal group), and expects the sale process to be concluded within one year following the date of reclassification. The assets and liabilities of any subsidiary for which the Company is committed to sell and for which loss of control of the subsidiary is expected to occur are also reclassified as held for sale.

Any component of the Company which, while in use, represented one or more cash-generating units (“CGUs”) of the Company, has been disposed of or classified as held for sale, and represents a major line of business or geographical area of operations or is part of a single plan to dispose of such a business or operation or is otherwise a subsidiary acquired exclusively for resale is classified as a discontinued operation. The assets, liabilities, comprehensive income, and cash flows relating to a discontinued operation of the Company are segregated and reported separately from the continuing operations of the Company in the period of reclassification without restatement or re-presentation of comparative periods prior to the reporting period in which the reclassification occurs.

Impairment

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of CGUs. An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

2014 Annual Report

North American Palladium Ltd.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Mining Interests - Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs generate a future economic benefit by providing (i) access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future economic benefit.

Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived. Capitalized open pit mine development costs are depreciated using the unit of production method over the life of the ore body to which accessibility has been improved by the stripping activity.

Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Compensation Agreements

Share-based payment transactions

The grant date fair value of equity-classified share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

2014 Annual Report

North American Palladium Ltd.

The Company has a Restricted Share Unit (“RSU”) plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(a)	Asset Retirement Obligations

In accordance with Company policies, asset retirement obligations (“ARO”) relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as an interest cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

(b)	Production Obligations

A provision for an obligation based on achieving specific production targets is recognized when the Company, based on estimates of recoverable minerals and planned production in the current mine plan for each property, determines the production target expected to be achieved.

Revenue and Accounts Receivable

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

2014 Annual Report

North American Palladium Ltd.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contracts provide for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable is recorded net of estimated treatment and refining costs which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are included in revenues on the Consolidated Statements of Operations and Comprehensive Loss and disclosed in the notes to the consolidated financial statements.

Interest expense and other costs and other income

Interest expense and other costs are comprised of interest expense on borrowings, accretion expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, losses on hedging instruments that are recognized in profit or loss, and changes in the fair value of the palladium warrants. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Other income is comprised of interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets, gains on the renouncement of flow-through expenditures, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Income and mining taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

(ii)	temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

(iii)	temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income or mining taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

2014 Annual Report

North American Palladium Ltd.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per common share (“EPS”) is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the reporting period.

Diluted EPS is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible debentures, palladium warrants and common share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

For convertible financial instruments classified as debt, the consolidated comprehensive net income (loss) is adjusted to reflect the profit or loss which would have been reported in the period if the debt instrument had been converted immediately at the beginning of the period. These adjustments to profit or loss and the equivalent shares realizable on conversion are not included in the diluted earnings per share calculation when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. On the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company’s common shares is allocated to liabilities.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and deferred income tax expense and deferred tax liabilities are increased by the estimated income tax benefits renounced by the Company to the investors. The premium liability is reduced pro-rata based on the actual amount of flow-through eligible expenditures incurred during the reporting period. The reduction to the premium is recognized through profit or loss as other income.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. An operating segment’s operating results are reviewed regularly by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Following the sale of its discontinued gold operations on March 22, 2013 (see note 4), the Company has one reportable segment.

2014 Annual Report

North American Palladium Ltd.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the consolidated financial statements of the Company.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the consolidated financial statements of the Company.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the consolidated financial statements of the Company.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2014 or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any; adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement. In November 2009 the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)).

2014 Annual Report

North American Palladium Ltd.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard and does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) and/or IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2015.

2014 Annual Report

North American Palladium Ltd.

4.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On March 22, 2013, the Company divested of its interest in its gold division through the disposal of all of the shares of its wholly-owned subsidiary, NAP Quebec. As a result, the Company has presented the consolidated financial statements to segregate the gold division as discontinued operations and related financial assets and liabilities held for sale from those balances relating to the Company’s continuing operations for the period to March 22, 2013.

Assets and liabilities held for sale

The carrying values of the major classes of assets and liabilities included as part of NAP Quebec on the consolidated balance sheet were reclassified as assets and liabilities of a disposal group classified as held for sale. As at the disposal date of March 22, 2013, the balances reported consisted of the following:

At March 22 2013
Assets of a disposal group classified as held for sale
Cash and cash equivalents	$1.1
Taxes receivable	5.0
Inventories	4.0
Other current assets	1.7
Mining Interests	20.6

$32.4

Liabilities of a disposal group classified as held for sale
Accounts payable and accrued liabilities	$7.0
Obligations under finance leases	0.3
Asset retirement obligation	6.2

$13.5

Proceeds on disposal, net
Cash	$18.0
Equity-settled[1]	1.4
Receivable inventory amounts	1.8
Transaction costs related to sale	(0.8)

$20.4

Gain on disposal of gold division	$1.5

[1]	The purchaser, Maudore Minerals Ltd. issued 1.5 million of its common shares (“MAO” on the TSXV) as consideration towards the purchase price.

In addition to the recognized proceeds, the sale agreement also includes a provision for future settlement of amounts relating to a portion of the gold contained in the liners at the Sleeping Giant mill. The valuation of the settlement amount was contingent upon future determination of gold content, pricing, and foreign exchange at the time of changing the liners. In June of 2014 the Company entered into a settlement agreement with Maudore in respect of all amounts owing to the Company by Maudore. In September of 2014, Maudore filed a Notice of Intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Maudore has until February 27, 2015 to complete and present its proposal to its creditors. As a result, neither the contingent asset nor any estimate of income related to this contract provision has been reflected in the consolidated financial statements.

On May 22, 2013, in accordance with contractual terms, the Company elected to issue 203,800 common shares for the settlement of $0.3 of transaction costs related to the sale of the gold division.

2014 Annual Report

North American Palladium Ltd.

Net loss from discontinued operations

Loss and comprehensive loss related to NAP Quebec have been segregated from continuing operations. Loss from discontinued operations consists of the following:

2013
Revenue	$0.2

Mining operating expenses
Production cost recovery	(0.3)

Total mining operating expenses	(0.3)

Income from mining operations	0.5

Other expenses
Exploration	0.2
General and administration	(0.1)

Total other expenses	0.1

Income before taxes	0.4
Income and mining tax recovery	0.6

Income and comprehensive income for the period before disposal	1.0
Gain on disposal of gold division	1.5

Income and comprehensive income for the year	$2.5

Cash flows from discontinued operations

Cash flows related to NAP Quebec have been segregated from continuing operations. Net cash flows provided by (used in) discontinued operations consist of the following:

2013
Cash flow provided by:
Operations	$6.1
Financing	0.3
Investing	14.2

Net cash provided by discontinued operations	$20.6
Opening cash held by discontinued operations	0.6
Closing cash held by discontinued operations	(1.1)

Net change in cash attributable to discontinued operations	$20.1

5.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At December 31 2014	At December 31 2013
Accounts receivable	$75.2	$38.4
Unrealized gain on financial contracts[1]	0.2	0.2

Accounts receivable	$75.4	$38.6

[1]

As at December 31, 2014, a total of 12,800 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $942 per ounce of palladium (December 31, 2013 – 31,000 ounces of past palladium production at an average price of $768 per ounce). Refer to note 15.

2014 Annual Report

North American Palladium Ltd.

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the December 31, 2014 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at December 31, 2014 (December 31, 2013 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 18.

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the fixed assets have been pledged as security against a credit facility described in note 10.

6.	INVENTORIES

Inventories consist of the following:

	At December 31 2014	At December 31 2013
Supplies[1]	$11.3	$10.3
Concentrate inventory[1]	3.1	2.1
Crushed and broken ore stockpiles[1,2]	0.5	1.8

Total	$14.9	$14.2

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 10.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

During the year-ended December 31, 2013, concentrate inventory and crushed and broken ore stockpile inventories were written down in the amount of $0.6 and $0.1 respectively to reflect net realizable value (2014 - $nil). The aggregate write-down of $0.7 has been recorded as an inventory pricing adjustment at December 31, 2013.

Supplies inventory of $40.3 were recognized as an expense during the year ended December 31, 2014 (2013 - $27.2). During the year ended December 31, 2014 the Company recognized a write-down of obsolete supplies inventory in the amount of $0.8 (2013 - $nil).

7.	OTHER ASSETS

Other assets consist of the following:

	At December 31 2014	At December 31 2013
Prepaids	$2.0	$1.5
HST receivable	0.8	4.4
Other receivables	0.8	0.9
Other	—	0.2

	$3.6	$7.0

2014 Annual Report

North American Palladium Ltd.

8.	MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development[1]	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Total
Cost or deemed cost
Balance at January 1, 2013	$48.6	$299.2	$19.5	$14.8	$382.1
Additions of physical assets	21.8	91.4	2.8	—	116.0
Revaluation of ARO assets	(1.9)	—	—	—	(1.9)
Capitalization of borrowing costs	—	28.6	—	—	28.6
Reclassification of costs for finance leases maturing in the year	6.2	(3.3)	(2.9)	—	—
Disposals	(0.9)	—	(3.8)	—	(4.7)

Balance at December 31, 2013	$73.8	$415.9	$15.6	$14.8	$520.1

Additions of physical assets	13.1	12.2	8.0	1.1	34.4
Revaluation of ARO assets	1.8	—	—	—	1.8
Reclassification of costs for finance leases maturing in the year	0.5	(1.7)	1.2	—	—
Disposals	(2.1)	(0.7)	(0.1)	—	(2.9)

Balance at December 31, 2014	$87.1	$425.7	$24.7	$15.9	$553.4

Depreciation and impairment losses
Balance at January 1, 2013	$11.3	$20.3	$4.0	$3.0	$38.6
Depreciation for the year	5.1	17.7	1.9	1.0	25.7
Reclassification for finance leases maturing in the year	1.3	0.1	(1.4)	—	—
Disposals	(0.1)	—	(0.3)	—	(0.4)

Balance at December 31, 2013	$17.6	$38.1	$4.2	$4.0	$63.9

Depreciation for the year	5.3	29.3	2.3	0.8	37.7
Reclassification for finance leases maturing in the year	0.3	—	(0.3)	—	—
Other reclassifications	(0.2)	0.1	0.1	—	—
Disposals	(0.2)	(0.6)	(0.2)	—	(1.0)

Balance at December 31, 2014	22.8	66.9	6.1	4.8	100.6

Carrying amounts
As at December 31, 2013	$56.2	$377.8	$11.4	$10.8	$456.2

As at December 31, 2014	$64.3	$358.8	$18.6	$11.1	$452.8

[1]

During the Offset zone mine expansion, all interest costs on debt used to finance the project were capitalized to mining interests. For the year ended December 31, 2013, the $28.6 capitalized borrowing costs was comprised of $19.6 interest costs on long-term debt and $9.0 related to the Company’s revision of its estimated timing of cash flows related to the senior secured term loan.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Substantially all assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 5, 10, 12 and 17.

2014 Annual Report

North American Palladium Ltd.

9.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At December 31, 2014, the changes in asset retirement obligations are as follows:

Asset retirement obligations, beginning of year	$13.6
Change in discount rate and estimated closure costs (note 8)	1.8
Accretion expense	0.4

Asset retirement obligations, end of year	$15.8

Asset retirement obligations comprised the following as at December 31, 2014:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine[1]	2023	$15.8	$14.1	$14.1	$18.4

[1]	Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $14.4 for asset retirement obligations. Refer to notes 10 and 17.

Asset retirement obligations comprised the following as at December 31, 2013:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letter of credit outstanding	Undiscounted asset retirement obligation
LDI mine[1]	2023	$13.6	$14.1	$14.1	$18.9

[1]	Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $14.4 for asset retirement obligations. Refer to notes 10 and 17.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At December 31 2014	At December 31 2013
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	1.67%	2.75%

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. The mine closure obligation was revised at December 31, 2013 to reflect the Company’s most current closure cost estimates.

2014 Annual Report

North American Palladium Ltd.

10.	CREDIT FACILITY

The Company has secured a credit facility with a Canadian chartered bank, which matures July 3, 2015, and which is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 and an amount determined by a borrowing base calculation. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan (note 12). Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. As of December 31, 2014, the company was in compliance with the covenants.

Under the credit facility, as of December 31, 2014, the Company utilized $15.4 (US$13.3) for letters of credit, primarily for reclamation deposits (2013 - $15.4 (US$14.5)), and had $36.8 (US$31.7) in borrowings outstanding (2013 - $17.8 (US$16.8)).

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the property, plant and equipment have been pledged as security against the credit facility. Refer to note 5.

11.	LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased equipment at each reporting date is summarized in the mining interests under the category of equipment under finance lease. Refer to note 8.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	At December 31, 2014			At December 31, 2013
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$5.5	$0.9	$4.6	$3.6	$0.6	$3.0
Between one and five years	15.3	1.1	14.2	9.3	0.6	8.7

	$20.8	$2.0	$18.8	$12.9	$1.2	$11.7
Less current portion			4.6			3.0

			$14.2			$8.7

2014 Annual Report

North American Palladium Ltd.

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Any required reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At December 31 2014	At December 31 2013
Less than one year	$1.4	$1.9
Between one and five years	1.4	2.5

	$2.8	$4.4

The total minimum lease payments recognized in expense during each of the stated years are as follows:

	December 31 2014	December 31 2013
Minimum lease payments expensed	$3.8	$2.5

12.	LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At December 31 2014	At December 31 2013
Senior secured term loan	$186.4	$173.7
Convertible debentures (2012)	37.5	35.9
Convertible debentures and warrants (2014 – Tranche 1)	0.8	—
Convertible debentures and warrants (2014 – Tranche 2)	1.4	—

	226.1	209.6
Less current portion[1]	7.3	173.7

	$218.8	$35.9

[1]	Subsequent to December 31, 2013, following receipt of waivers from the Company’s senior secured term lender for covenant violations, the current portion was reclassified as non-current.

2014 Annual Report

North American Palladium Ltd.

Senior secured term loan

On June 7, 2013, the Company closed a US$130 senior secured term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”) which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the property, plant and equipment and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included a provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its senior secured term, resulting in an additional advance of US$21.4 of cash. The cash received consisted of an additional US$15.0 added to the existing facility and a refund of US$6.4 of cash interest previously paid to Brookfield.

Pursuant to the 2013 amendment, the interest rate was recalculated as if the Company had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until a voluntary reversion to cash interest payments by the Company. The amendment provided that after a voluntary reversion to cash interest payments, and upon payment of interest and fees which have been deferred, the interest rate returns to 15% per annum on the principal amount outstanding. The exit fee contained in the original loan agreement was replaced by an amendment fee and all interest accrued up to and including June 30, 2014 was capitalized to the principal amount along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee and voluntary prepayment conditions.

The 2013 amendment resulted in an increase of the US$133.9 principal of the loan at November 29, 2013 for capitalized interest of US$12.7, an additional loan of US$15.0, and an amendment fee of US$8.1 for a total revised principal of US$169.7.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the 2013 amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.00%.

At December 31, 2013, the Company was in violation of certain covenants which entitled the lender to demand accelerated repayment, and for which a waiver was not obtained from the lender until subsequent to the year-end reporting date. In the fourth quarter of 2013, a construction lien was placed on the LDI mine by a supplier. The Company paid the supplier the amount owed at the time and the lien was removed. However, this resulted in an event of default as at December 31, 2013 under the secured term loan and, as a result of a cross-default, an event of default under the credit facility, and accordingly each lender had the ability to accelerate its loans. The event of default resulted in classification of the secured term loan to current liabilities for year-end reporting purposes which further triggered a violation of a current ratio covenant of its credit facility. No waivers were obtained related to these events of default as at December 31, 2013. As a result the full balance of the loan was reclassified as a current liability as at December 31, 2013.

On January 28, 2014, the Company obtained a waiver from the lender regarding the secured term loan covenant violation, and the event of default has been cured.

2014 Annual Report

North American Palladium Ltd.

Effective June 30, 2014, the loan was further amended to reduce the interest rate to 15% effective July 1, 2014. As part of the 2014 amendment, a payment of US$23.4, consisting of US$16.2 previously accrued interest and US$7.2 of associated pre-payment fees, was made on July 3, 2014, and accrued and unpaid interest of US$16.2 was capitalized to the loan principal amount. As a result of this amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.74%. As at December 31, 2014, the carrying amount for the senior secured term loan was $186.4 (US$160.6).

The loan contains covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which are effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain events of default including breaches of the financial covenants, material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest. At December 31, 2014, the Company was in compliance with all covenants.

Senior secured notes

During the fourth quarter of 2011, the Company issued $72.0 of senior secured notes by way of a private placement for net proceeds of $69.6. The notes, which were due to mature on October 4, 2014, with a one year extension at the option of the Company, were issued in $1,000 denominations and bore interest at a rate of 9.25% per year, payable semi-annually, with 1 palladium warrant attached for each $1,000 note, with an October 4, 2014 expiration date. The debt was carried at amortized cost using an effective interest rate of 13% for accounting purposes.

On June 7, 2013, the debt component of the senior secured notes was fully repaid using the proceeds from the senior secured term loan. The total payment amounted to $80.5 and included settlement of the principal outstanding of $72.0, accrued interest of $1.3, and a redemption premium of $7.2. The repayment resulted in the recognition of a loss on extinguishment of $11.0.

The palladium warrants originally issued with the senior secured notes were not settled. A total of 72,000 warrants were issued which entitled the holders to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce (the “Strike Price”), anytime up to October 4, 2014. If exercised, the Company was to pay the warrant holder an amount equal to the average of the U.S dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. The Company had the option, subject to certain conditions, to pay the amount owing in common shares priced at a 7% discount to the volume weighted average price on the Toronto Stock Exchange for the five trading days prior to the date of exercise.

During June 2013, a total of 13,000 palladium warrants were exercised, resulting in a settlement payable of $0.6. The Company elected to apply the equity-settlement option, resulting in the issuance of 574,738 common shares. In July 2013, an additional 47,000 palladium warrants were exercised resulting in a $1.7 cash settlement.

On September 30, 2014 and October 1, 2014, the Company received confirmation of exercise of the remaining 12,000 warrants. On October 22, 2014 and October 23, 2014, the Company finalized the cash-settlement of the related obligations in the amount of $1.1.

2014 Annual Report

North American Palladium Ltd.

The derivatives relating to the outstanding palladium warrants were recorded at fair value through profit or loss at each reporting date. At December 31, 2014, all palladium warrants had been fully exercised and settled (December 31, 2013 – 12,000 palladium warrants were outstanding). At December 31, 2013, the palladium warrants were valued using a binomial model which included the following key assumptions:

At December 31 2013
Market price of palladium	$711
Strike price	$620
Volatility[1]	21%
Risk free rate	1.13%
Expected life (in years)	0.76

[1]	Expected volatility is estimated by considering historic average palladium price volatility based on the remaining life of the warrants.

The value of the derivative liability was $nil at December 31, 2014 ($0.5 at December 31, 2013).

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 ($40.8 net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8, $33.9 has been allocated to long-term debt, and the remaining portion of $6.9 has been allocated to the equity component of the convertible debentures at the time of issuance.

Convertible Debentures (2014 – Tranche 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 1 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “2014 Tranche 1 Warrants”). This offering represented the first tranche of the offering. Net proceeds received were $28.5. The conversion price of the 2014 Tranche 1 Debentures is $0.635 per common share, and the original exercise price of the 2014 Tranche 1 Warrants was $0.762 per common share. As a result of the completion of the second tranche offering, the anti-dilution clause within the 2014 Tranche 1 Debentures agreements resulted in an adjustment of the original exercise price for the 2014 Tranche 1 Warrants to $0.5786 per common share.

The 2014 Tranche 1 Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year. Holders may convert their 2014 Tranche 1 Debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of 2014 Tranche 1 Debentures, representing 50.4 million common shares of the Company. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche 1 Debentures were held through to maturity (the “Tranche 1 Make Whole Amount”). At the Company’s option, interest and Tranche 1 Make Whole Amounts can be paid in common shares.

2014 Annual Report

North American Palladium Ltd.

Each 2014 Tranche 1 Warrant entitles the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 1 Debentures and all related derivatives as one instrument at fair value through profit or loss, with changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 1 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $3.5 were expensed as financing costs for the year ended December 31, 2014.

The initial fair value of the 2014 Tranche 1 debt of $28.4 was determined based on the publicly traded market price of the 2014 Tranche 1 Debentures, while the fair value of the 2014 Tranche 1 Warrants approved on March 28, 2014 was assigned a value of $3.6 using the Black-Scholes model.

At December 31, 2014, 2014 Tranche 1 Debentures with an initial face value of $31.7, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP. Debentures with an initial face value of $0.3 were outstanding at December 31, 2014. All warrants issued were also outstanding at December 31, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at December 31, 2014 is $0.4 based on the publicly traded market price and $0.5, respectively, and this amount is recorded in the statement of financial position in long term debt and current portion of long term debt. The changes in fair value from the transaction date to December 31, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 19).

The following assumptions were applied for the Black-Scholes valuations of the outstanding 2014 Tranche 1 Warrants at initial recognition and the current reporting date:

	December 31, 2014	January 31, 2014
Market price common shares of NAP (PDL)	$0.16	$0.53
Strike price	$0.58	$0.76
Volatility[1]	83%	75%
Risk free rate	1.02%	1.14%
Expected life (in years)	2.25	3.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

Convertible Debentures (2014 – Tranche 2)

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Tranche 2 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 18.9 million common share purchase warrants (the “2014 Tranche 2 Warrants”). This offering represented the second tranche of the offering. Net proceeds received were $32.7. The conversion price of the 2014 Tranche 2 Debentures is $0.4629 per common share, and the exercise price of the 2014 Tranche 2 Warrants is $0.5786 per common share.

The 2014 Tranche 2 Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year. Holders may convert their 2014 Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Tranche

2014 Annual Report

North American Palladium Ltd.

2 Debentures were held through to maturity (the “Tranche 2 Make Whole Amount”). At the Company’s option, interest and Tranche 2 Make-Whole Amounts can be paid in common shares.

Each 2014 Tranche 2 Warrant will entitle the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Tranche 2 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Tranche 2 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $2.3 were expensed in the period as financing costs for the year ended December 31, 2014.

The initial fair value of the 2014 Tranche 2 Debentures of $33.1 was determined using a FinCAD pricing model, while the value of the related 2014 Tranche 2 Warrants of $1.9 was calculated using the Black-Scholes model.

At December 31, 2014, 2014 Tranche 2 Debentures with an initial face value of $33.5, including accrued interest and make-whole provisions, had been converted into 108,972,404 common shares of NAP. Debentures with an initial face value of $1.5 were outstanding at December 31, 2014. All warrants issued were also outstanding at December 31, 2014. The fair value of the remaining debentures outstanding and the outstanding warrants as at December 31, 2014 is $1.0 and $0.4 using the Black-Scholes model, respectively, and these amounts are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value from the transaction date to December 31, 2014 are included in interest and other income in the statement of comprehensive loss (refer to note 19).

The following assumptions were applied for the valuations of the outstanding 2014 Tranche 2 Debentures and Warrants at initial recognition and the current reporting date:

Debentures	April 11,
2014
Market price common shares of NAP (PDL)	$0.34
Strike price	$0.46
Risk free rate	1.64%
Expected life (in years)	5.00

Warrants	December 31,	April 11,
	2014	2014
Market price common shares of NAP (PDL)	$0.16	$0.34
Strike price	$0.58	$0.58
Volatility[1]	98%	81%
Risk free rate	1.01%	1.04%
Expected life (in years)	1.28	2.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

At December 31, 2014, the fair value of the 2014 Tranche 2 Debentures was estimated based on the equivalent fair value of common shares issuable by the Company to settle the remaining $1.5 initial face value, including accrued interest and make-whole provisions payable under the terms of the debenture agreement.

In January 2015, 2014 Tranche 2 Convertible Debentures with a face value of $0.3 were converted into 1,260,224 common shares, representing the conversion and Make-Whole amount. Refer to Note 23.

2014 Annual Report

North American Palladium Ltd.

13.	RELATED PARTY TRANSACTIONS

Transactions with key management personnel

Key management personnel compensation

The Company provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf in addition to regular salaried amounts. In accordance with the terms of the Corporate Stock Option plan, directors and executive officers are entitled to receive stock-based compensation on an annual basis through participation in the Company’s group registered retirement savings plan and through incentives issued under the Company’s corporate stock option and restricted share unit plans. Refer to note 14.

Summary of key management personnel compensation

	December 31 2014	December 31 2013
Short-term employee benefits	$3.1	$2.2
Post employment benefits	0.1	0.1
Share-based payments	0.5	1.5

	$3.7	$3.8

14.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the year ended December 31, 2014, the Company contributed 4,024,633 shares with a fair value of $1.4 (2013 – 1,235,996 shares with a fair value of $1.4), which was equal to the market value of the shares on the contribution date.

(c)	Flow-through share offerings

On June 7, 2013, the Company entered into a subscription agreement in respect of a fully subscribed private placement of flow-through shares, for aggregate gross proceeds to the Company of approximately $20, with the intention to issue these shares in two tranches, in each case at a 2% premium to the relevant market price (defined as the simple average of the five daily VWAPs on the TSX for the five trading day period ending on the fourth trading day prior to each tranche’s closing date).

On June 19, 2013, the Company completed the first tranche with the issuance of 8,668,009 flow-through common shares at a price of $1.155 per share for net proceeds of $9.6. The Company was required to spend the gross proceeds of $10.0 on eligible exploration and mine development expenditures, which were renounced to investors for the 2013 tax year. As at December 31, 2013, $10.0 was spent.

2014 Annual Report

North American Palladium Ltd.

On July 23, 2013, the Company completed the second tranche with the issuance of 8,590,328 flow-through common shares at a price of $1.164 per share for net proceeds of $9.4. The Company was required to spend the gross proceeds of $10.0 on eligible exploration and mine development expenditures, which were renounced to investors for the 2013 tax year. As at December 31, 2013, $10.0 was spent.

(d)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares issuable under the Plan, and all other share-based compensation arrangements of the company, shall not exceed 3.49% of the issued and outstanding shares of the Company (“the cap”). As at December 31, 2014, of the 5,371,142 options outstanding, 3,771,142 options granted under the Plan were subjected to the cap, which represented 0.98% of the issued and outstanding shares of the Company. At December 31, 2013, 6,240,779 options were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	At December 31, 2014		At December 31, 2013
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,359,221	$1.91	4,207,249	$3.68
Granted	2,596,700	$0.18	2,473,387	$1.07
Cancelled/forfeited	(549,779)	$2.29	(3,286,665)	$3.53
Expired	(35,000)	$8.40	(34,750)	$3.86

Outstanding, end of year	5,371,142	$0.99	3,359,221	$1.91

Options exercisable at end of year	1,341,752	$2.35	822,508	$4.05

No options were exercised during the years ended December 31, 2014 or December 31, 2013.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2014:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at December 31, 2014	Options Exercisable at December 31, 2014
$ 0.16-2.50	5.10	4,713,643	727,584
$ 2.51-3.00	2.08	130,000	86,669
$ 3.01-6.00	2.97	404,999	404,999
$ 6.01-8.87	1.26	122,500	122,500

	4.78	5,371,142	1,341,752

2014 Annual Report

North American Palladium Ltd.

The fair value of options granted during the years ended December 31, 2014 and December 31, 2013 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	December 31 2014	December 31 2013
Awards granted	2,596,700	2,473,387
Weighted average fair value of awards	$0.09	$0.55
Pre-vest forfeiture rate	27%	25%
Grant price	$0.18	$1.07
Market price	$0.17	$1.07
Volatility[1]	76%	64%
Risk free rate	1.37%	1.51%
Dividend yield	0%	0%
Expected life (in years)	4.2	4.3

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e)	Reconciliation of the diluted number of shares outstanding:

	December 31 2014	December 31 2013
Net loss available to common shareholders	$66.7	$46.2
Effect of dilutive securities	0.2	1.1

Adjusted net loss available to common shareholders	$66.9	$47.3

Weighted average number of shares outstanding	338,818,180	187,150,369
Effect of dilutive securities	526,333	25,960

Weighted average diluted number of shares outstanding	339,344,513	187,176,329

Diluted net loss per share	$0.20	$0.25

For the years ended December 31, 2014 and December 31, 2013, the dilutive effect related to the potential conversion of restricted share units. The dilutive effects of the convertible debentures, warrants, and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(f)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of RSUs. Each RSU is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at December 31, 2014, 1,221,126 (December 31, 2013 – 708,609) restricted share units had been granted and were outstanding at an aggregate value of $0.1 (December 31, 2013 – $0.5).

2014 Annual Report

North American Palladium Ltd.

(g)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense:

	Year ended December 31, 2014	Year ended December 31, 2013
Registered retirement savings plan	$1.4	$1.4
Common share stock options	0.6	—
Restricted share units	(0.2)	0.2

	$1.8	$1.6

As at December 31, 2014, the number of shares issued or issuable pursuant to awards made under all share-based compensation plans of the Company, which were subject to the cap, represents 1.29% of the Company’s total issued and outstanding common shares.

(h)	Other Stock-Based Settlements

On March 8, 2013, the Company settled an obligation of $1.0 relating to NAP Quebec achieving specified production targets through the issuance of 709,220 common shares of the Company.

15.	FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company limits credit risk by entering into business arrangements with high-quality counterparties.

The Company’s exposure arises from its cash and cash equivalents, accounts receivable and HST receivable. The Company invests its cash and cash equivalents primarily with major Canadian banks and sells its product to large international companies with strong credit ratings. Historically, the Company has not experienced any losses related to individual customers or HST receivable.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	At December 31 2014	At December 31 2013
Cash and cash equivalents	$4.1	$9.8
Accounts receivable	75.4	38.6
HST receivable	0.8	4.4

	$80.3	$52.8

2014 Annual Report

North American Palladium Ltd.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to revenues, certain of its long-term debt and foreign based suppliers being in foreign currencies. The Company’s primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company’s foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures.

For the Company’s foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue, operating costs, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss in the consolidated statements of operations and comprehensive loss.

The Company is exposed to the following currency risk on cash, accounts receivable, accounts payable and borrowings at December 31, 2014.

US$
Cash	$1.6
Accounts receivable	65.0
Accounts payable and accrued liabilities	(5.7)
Credit facility	(31.7)
Long-term debt	(173.2)

$(144.0)

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in a $1.4 decrease or increase, respectively, in the Company’s statement of loss and comprehensive loss for the year ended December 31, 2014.

The Company’s revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

2014 Annual Report

North American Palladium Ltd.

A 1% increase or decrease in the interest rate on the Company’s credit facility would have not have a significant impact on the Company’s statement of loss and comprehensive loss for the year ended December 31, 2014.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. The total of these financial contracts represent 12,800 ounces as at December 31, 2014 (31,000 ounces as at December 31, 2013). These contracts mature in February 2015 (2013 - January 2014 through April 2014) at an average forward price of $942 per ounce (or US$812 per ounce) (2013 - $768 per ounce (or US$735 per ounce)). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2014 was a receivable of $0.2 included in accounts receivable (December 31, 2013 - $0.2).

As at December 31, 2014, the Company’s exposure to commodity price is limited to accounts receivable associated with provisional pricing of metal concentrate sales particularly palladium. A 1% strengthening or weakening of the palladium price would have resulted in an approximate $0.1 decrease or increase, respectively, in the Company’s loss and comprehensive loss for the year ended December 31, 2014.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity may be adversely affected by operating performance, a downturn in capital market conditions impacting access to capital markets, or entity-specific conditions. The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, by having adequate available credit facilities, by preparing and monitoring detailed budgets and cash flow forecasts for mining, exploration and corporate activities, and by monitoring developments in the capital markets. Forecasting takes into account the Company’s debt financing, covenant compliance and the maturity profile of financial assets and liabilities and purchase obligations.

The table below analyzes the Company’s financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2014 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 3 years	More than 3 years
Accounts payable and accrued liabilities	$28.8	$28.8	$—	$—
Credit facility	36.8	36.8	—	—
Obligations under finance leases	18.8	4.6	13.7	0.5
Long-term debt	226.1	7.3	218.8	—

The Company also has asset retirement obligations in the amount of $15.8 that would become payable at the time of the closure of its LDI mine. As the Company issued letters of credit of $14.1 related to these obligations, $1.7 additional funding is required prior to or upon closure of these properties. The letter of credit obligation is not included in the table above. Refer to notes 9 and 10 for additional disclosures regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure. Refer also to note 17.

2014 Annual Report

North American Palladium Ltd.

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents, accounts receivable, current derivative liabilities, and 2014 Tranche 1 and Tranche 2 debentures and warrants are stated at fair value. The carrying value of other assets and trade accounts payable and accrued liabilities and the amount outstanding under the credit facility approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

The derivative liability relating to the palladium warrants issued in connection with the 2011 senior secured note issuance was measured at fair value prior to the maturity and exercise of the warrants in October 2014. Refer to note 12.

Other non-derivative financial liabilities

The fair values of the senior secured term loan, 2012 convertible debentures and finance leases, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the estimated market rate of interest at the reporting date. For finance leases the estimated market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities are comprised of the following as at each reporting date:

	At December 31 2014	At December 31 2013
Senior secured term loan	$201.0	$183.5
Convertible debentures (2012)	45.2	43.0
Finance leases	18.8	11.7

2014 Annual Report

North American Palladium Ltd.

Fair Value Hierarchy

The table below details the fair values of the assets and liabilities at December 31, 2014:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$4.1	$—	$—	$4.1
Accounts receivable	5	—	75.2	—	75.2
Fair value of financial contracts*	5	—	0.2	—	0.2
Financial liabilities
Senior secured term loan		—	201.0	—	201.0
Convertible debentures (2012)		—	45.2	—	45.2
Finance leases		—	18.8	—	18.8
Fair value of convertible debentures and warrants	12	(0.4)	(1.8)	—	(2.2)

Net carrying value		$3.7	$338.6	$—	$342.3

*	As detailed in note 5, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet.

The table below details the fair values of the assets and liabilities at December 31, 2013:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$9.8	$—	$—	$9.8
Accounts receivable	5	—	38.6	—	38.6
Fair value of financial contracts*	5	—	0.2	—	0.2
Other	7	0.2	—	—	0.2
Financial liabilities
Senior secured term loan		—	183.5	—	183.5
Convertible debentures (2012)		—	43.0	—	43.0
Finance leases		—	11.7	—	11.7
Fair value of current derivative liability	12	—	(0.5)	—	(0.5)

Net carrying value		$10.0	$276.5	$—	$286.5

*	As detailed in note 5, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet.

16.	CAPITAL DISCLOSURE

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company’s total shareholders’ equity and any outstanding debt. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt or replace existing debt with different characteristics.

2014 Annual Report

North American Palladium Ltd.

17.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at December 31, 2014, the Company had outstanding operating lease commitments and other purchase obligations of $2.8 and $5.1 respectively (December 31, 2013 – $4.4 and $1.0 respectively) the majority of which had maturities of less than five years (see also note 11).

(c)	Letters of Credit

As at December 31, 2014, the Company had outstanding letters of credit of $15.4, consisting of $14.4 for various mine closure deposits and $1.0 for a regulated energy supplier (December 31, 2013 - $15.4 outstanding letters of credit, consisting of $14.4 for various mine closure deposits and $1.0 for a regulated energy supplier).

18.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2014
Year ended December 31
Revenue – before pricing adjustments[1]	$215.7	$155.8	$19.6	$16.1	$13.8	$10.3	$0.1
Pricing adjustments:
Commodities	1.8	2.2	(0.5)	0.2	0.2	(0.3)	—
Foreign exchange	2.6	1.4	0.5	0.3	0.2	0.2	—

Revenue – after pricing adjustments	$220.1	$159.4	$19.6	$16.6	$14.2	$10.2	$0.1

2013
Year ended December 31
Revenue – before pricing adjustments[1]	$152.3	$101.5	$15.7	$15.2	$10.1	$9.6	$0.2
Pricing adjustments:
Commodities	—	1.5	(0.4)	(0.8)	(0.3)	—	—
Foreign exchange	0.9	—	0.4	0.3	0.1	0.1	—

Revenue – after pricing adjustments	$153.2	$103.0	$15.7	$14.7	$9.9	$9.7	$0.2

[1]

Totals for the year ended December 31, 2013 exclude gold and silver revenues amounting to $0.2 relating to the Company’s NAP Quebec subsidiary. Revenues for NAP Quebec have been reported separately as part of discontinued operations. Refer to note 4.

During 2014, the Company delivered all of its concentrate to three customers under the terms of the respective agreements (2013 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

2014 Annual Report

North American Palladium Ltd.

19.	INTEREST EXPENSE AND OTHER COSTS AND OTHER INCOME

	Note	2014	2013
Interest expense & other costs
Interest on finance leases		$0.6	$0.8
Asset retirement obligation accretion	9	0.4	0.3
Accretion expense on long-term debt		2.8	3.2
Loss on investments		0.7	2.3
Interest expense		37.3	0.3
Change in fair value of palladium warrants		0.6	—
Change in fair value of convertible debentures		6.2	—
Legal settlement	20	1.0	—

		$49.6	$6.9

Other income
Change in fair value of palladium warrants		—	$(1.1)
Change in fair value of warrants		(4.6)	—
Other income on renouncement of flow-through expenditures		—	(0.8)
Interest income		(0.1)	(0.1)

		(4.7)	$(2.0)

		$44.9	$4.9

20.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising in the ordinary course of business. The Company considers its provisions for outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2014 cannot be predicted with certainty.

(a)	B.R. Davidson Claim

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were Davidson, Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, LDI’s engineers, and LDI’s bond broker. The third party action was for $10.9 in the event that the construction contract was enforced or approximately $3 in the event the construction contract was not enforced plus other damage claims for between $10 and $15 plus costs and interest. LDI had a counterclaim against Davidson for $10.7 in liquidated damages for breach of contract and approximately $2.6 in principal and interest judgments against Davidson related to subtrade liens.

On July 2, 2014, the Company entered into an agreement to settle the third party action and all other claims. Under the terms of the settlement the Company paid $1.0 to Davidson’s counsel in trust, a portion of which may only be released upon the satisfaction of certain conditions. The settlement is recorded in interest expense and other costs. Refer to note 19.

2014 Annual Report

North American Palladium Ltd.

(b)	Class Action

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its former officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100.

On June 24, 2014, the Company entered into a settlement agreement, subject to court approval. On June 26, 2014, the $2.4 settlement was paid into escrow by the Company’s insurer. The class action settlement was approved by the court on September 16, 2014.

21.	INCOME TAXES

Rate Reconciliation

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2013 – 26.5%):

	December 31 2014	December 31 2013
Income tax recovery using statutory income tax rates	$(17.7)	$(13.4)
Increase (decrease) in taxes resulting from:
Change in unrecognized temporary differences	14.9	19.3
Statutory permanent differences	2.6	(6.1)
Recognition of Ontario Resource Tax Credits	—	(2.2)
Difference in statutory tax rates	0.2	0.2

Income tax (recovery) expense	$—	$(2.2)

Components of Income tax expense

The details of the Company’s income tax expense (recovery) are as follows:

	December 31 2014	December 31 2013
Current income tax expense (recovery):
Current period	$—	$(0.8)
Adjustments for prior period	—	(1.4)

Total	$—	$(2.2)

Deferred tax liabilities

At December 31, 2014 and December 31, 2013, net deferred tax liabilities were $nil and there were no changes in deferred tax liabilities.

Unrecognized deferred tax assets

Deferred income tax assets have not been recognized in respect of the following items:

	December 31 2014	December 31 2013
Loss carryforwards	$97.1	$95.4
Deductible temporary differences, income taxes	$43.6	$29.3
Deductible temporary differences, mining taxes	$3.3	$3.7

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

2014 Annual Report

North American Palladium Ltd.

Income tax attributes

As at December 31, 2014, the Company had the following approximate income tax attributes to carry forward:

	Amount	Expiry Date
Non-capital losses	$318.4	2015 - 2034
Capital losses	$109.7	Indefinite
Undepreciated capital cost allowance	$196.7	Indefinite
Tax basis of mining interests	$318.8	Indefinite

22.	OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	2014	2013
Cash provided by (used in):
Accounts receivable	$(36.9)	$15.4
Inventories	(0.7)	1.0
Other assets	2.6	(0.9)
Accounts payable and accrued liabilities	(17.0)	(13.7)
Taxes payable	(1.2)	(2.0)

	$(53.2)	$(0.2)

23.	SUBSEQUENT EVENT

In January 2015, 2014 Tranche 2 Convertible Debentures with a face value of $0.8 were converted into 3,072,060 common shares. Refer to Note 12.

2014 Annual Report